UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Handspring, Inc.

(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.001 per share, under certain Handspring, Inc. option plans
(Title of Class of Securities)

410293104
(CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))

David Pine
Vice President, General Counsel and Secretary
Handspring, Inc.
189 Bernardo Avenue
Mountain View, California 94043
(650) 230-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert A. Freedman, Esq.
Andrew J. Schultheis, Esq.
FENWICK & WEST, LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

$172,258,472.92	$15,847.78*

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 28,538,126 shares of common stock of Handspring, Inc. having an aggregate value of $172,258,472.92 as of April 18, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 18, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the issuer is Handspring, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 189 Bernardo Avenue, Mountain View, California 94043, and its telephone number is (650) 230-5000.

(b)	Securities.

This Schedule TO relates to an offer by the Company to current employees of the Company or its wholly owned subsidiaries, other than employees who as of April 18, 2002 have received notice of their termination, to exchange all of the options outstanding under the Handspring, Inc. 1998 Equity Incentive Plan (the “1998 Plan”), the Handspring, Inc. 1999 Executive Equity Incentive Plan (the “1999 Plan”) and the Handspring, Inc. 2000 Equity Incentive Plan (the “2000 Plan”, and collectively with the 1998 Plan and 1999 Plan, the “Plans”) to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) (such options being referred to herein as the “Eligible Options”), for new stock options (the “New Options”) to purchase shares of the Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election to Participate. Employees that elect to exchange outstanding options must also exchange all stock options granted on or after October 17, 2001 (the options submitted for exchange, the “Cancelled Options”). The New Options will be granted by the Company under the 2000 Plan, and upon the terms and conditions described in the Offer to Exchange and the related Election to Participate (and together with the Offer to Exchange, as they may be amended from time to time, the “Stock Option Exchange Program”), attached hereto as Exhibit (a)(1) and (a)(2).

The number of shares subject to New Options will equal the number of shares subject to the Cancelled Options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the New Options will equal the closing sale price of the Company’s Common Stock as reported on the Nasdaq National Market on the day on which the New Options are granted. The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Introduction”, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference. No trading market exists for the options to purchase Handspring Common Stock that are subject to the Offer to Exchange.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The information set forth under Item 2(a) above is incorporated herein by reference. Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Participate in the Stock Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and

Issuance of New Options”), Section 6 (“Conditions of the Stock Option Exchange Program”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences”) and Section 14 (“Extension of the Stock Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Stock Option Exchange Program”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 11 (“Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Stock Option Exchange Program”) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations and Recommendations.

Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Handspring; Factors That You Should Consider When Making Your Decision—Selected Financial Data”) and the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2001, and Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2001 is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange (“Information Concerning Handspring; Factors That You Should Consider When Making Your Decision.”).

(b)	Pro Forma Information.

Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

ITEM 12.  EXHIBITS.

Exhibit
Number	Description

(a)(1)	Offer to Exchange Dated April 18, 2002

(a)(2)	Form of Election to Participate.

(a)(3)	Form of Confirmation to Employees Electing to Participate in the Offer to Exchange.

(a)(4)	Form of Notice of Withdrawal.

(a)(5)	Announcement Made to Employees on April 18, 2002

(a)(6)	Other Employee Communications.

(a)(7)	Slides Used in Presentations to Employees.

(a)(8)	The Company’s annual report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 (incorporated herein by reference)

(a)(9)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended December 29, 2001, filed with the

Exhibit
Number	Description

Securities and Exchange Commission on February 12, 2002 (incorporated herein by reference)
(b)	Not applicable.

(d)(1)	The Company’s 1998 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (Commission File No. 333-33666))

(d)(2)	The Company’s 1999 Executive Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Company’s Registration Statement on Form S-1 (Commission File No. 333-33666))

(d)(3)	The Company’s 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with the Company’s Registration Statement on Form S-1 (Commission File No. 333-33666))

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 18, 2002	HANDSPRING, INC.
	By:	/s/ David Pine David Pine Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange Dated April 18, 2002

(a)(2)	Form of Election to Participate.

(a)(3)	Form of Confirmation to Employees Electing to Participate in the Offer to Exchange.

(a)(4)	Form of Notice of Withdrawal.

(a)(5)	Announcement Made to Employees on April 18, 2002

(a)(6)	Other Employee Communications

(a)(7)	Slides Used in Presentations to Employees.

(a)(8)	The Company’s annual report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 (incorporated herein by reference)

(a)(9)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended December 29, 2001, filed with the Securities and Exchange Commission on February 12, 2002 (incorporated herein by reference)

(b)	Not applicable.

(d)(1)	The Company’s 1998 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-33666))

(d)(2)	The Company’s 1999 Executive Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-33666))

(d)(3)	The Company’s 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-33666))

(g)	Not applicable.

(h)	Not applicable.